RECEIVED

DEC 19

[redacted]

Abbey Capital

06019395

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USD

SUPPL

11th December, 2006

Re: Submission of ACL Alternative Fund Ltd, file number 34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period November 1st to November 30st, 2006

- Monthly Performance Report for November
- Daily NAV's for ACL Alternative Fund for November

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

Directors: Tony Gannon, Tim Brosnan, Claire Gately, Mick Swift.

Abbey Capital Limited is authorised by the Irish Financial Services Regulatory Authority under the Investment Intermediaries Act 1995.

Limited Liability company incorporated in Ireland. Registered number 327102.

Abbey Capital

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update November 2006 **+2.4%, +10.6% Year-to-date**

Summary

The ACL Alternative Fund USD Share Class A delivered strong returns of +2.4% in November, to reach +10.6% year-to-date. Our long-term commitment to foreign exchange was rewarded this month as the USD broke out of long held ranges and weakened into month end to deliver strong returns. These moves came after a long period of low volatility and difficult trading markets and provide evidence of the benefits of market sector diversification within the Fund. Grain and equity market trading also contributed to overall Fund performance while energy markets underperformed.

FX

FX markets were the key driver of performance in November as the USD reached multi-year lows against a range of currencies creating profitable short USD opportunities. The EUR/USD broke out of the 1.25 to 1.29 range it had been in since June as the EUR rallied to 1.325 into month-end, a 20-month high. The GBP also rallied strongly to 1.9545, its highest level since the GBP left the ERM in 1992. This USD decline was influenced by a range of factors, including narrowing interest rate differentials as the inflationary outlook for the US remains benign with economic growth slowing and the market expecting the Fed to begin cutting rates in 2007, while growth remains robust in Europe. Fear over the future distribution of global FX reserves was also a factor as China announced that its FX reserves exceeded $1,000bn at the start of November, 70% of which are estimated to be in USD, with the People's Bank of China also announcing that it would seek to diversify these FX reserves out of USD and the director of China's Economic Research Institute stated that an overvalued USD was a global problem. Thinner trading conditions over the Thanksgiving holiday in the US also helped the slide in the USD gain momentum.

Equity

Equity markets continued to rise steadily for most of November creating positive returns for long positions held by trendfollowers, with equity market volatility reaching 12-year lows. Despite signs of a slowing US economy the S&P reached fresh 6-year highs and the Dow Jones Industrial Average continued to reach record levels as inflationary pressures remained benign and the market was buoyed as the Democratic victory in Senate and Congressional elections opened the likelihood of political gridlock in Washington for the next two years. In Europe the economic outlook continued to improve with GDP growth estimated at +2.6% and the Ifo Sentiment Index reaching 15-year highs. However, gains were reduced into month-end as the falling USD led to greater risk aversion and to a sell-off in European and Asian exporters.

Financials

Bond and interest rate markets rallied through the month as markets discounted higher interest rates into 2007. Despite stronger economic activity in Europe interest rate markets rallied on the back of a stronger EUR currency. Price action provided few trading opportunities during the month.

Energy

Energy markets were difficult to trade, as core short positions coming into November lead to losses as the energy complex rose overall. Crude Oil briefly hit a 17 month low at $55 mid-month before prices rallied to close at $63 as US inventories declined, OPEC production cuts in October came into effect and colder weather took hold.

Grains and Metals

Building on October's gains, grain markets continued to rally as Corn recorded fresh 10-year highs. Prices were supported by the suspension of exports from Argentina, a lower forecast of US crop yields and inventories at 25-year lows. November was a mixed month for metals trading. Precious metals rallied from October's lows helped by weakness in the US currency. Base metal markets witnessed sell-offs in Copper and Aluminium on evidence of a slowing US

Continued overleaf..

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	2000	2001	2002	2003	2004	2005	2006
January	-	-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%
February	-	2.4%	-2.5%	8.4%	7.1%	0.2%	-2.9%
March	-	6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%
April	-	-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%
May	-	0.1%	-1.4%	7.2%	-2.3%	2.6%	-0.6%
June	-	-1.6%	10.6%	-4.8%	-4.3%	3.8%	-2.9%
July	-	2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%
August	-	5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%
September	-	7.0%	5.5%	-1.0%	2.1%	2.7%	-2.2%
October	-	9.7%	-7.2%	2.7%	1.3%	-1.7%	2.3%
November	-	-11.5%	-1.7%	1.2%	1.7%	7.9%	2.4%
December	8.8%	-0.0%	6.9%	6.0%	-0.4%	0.9%	-
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	10.6%

"Figure for November 2006 is estimated"

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter)

Performance Analysis *(as at 30th November 2006)*

	ACL Alternative Program USD Share Class A (1st December 2000)	ACL Alternative Fund USD Share Class A (31st January 2002)
Cumulative Return	95.8%	63.8%
Annualised ROR	11.8%	10.6%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.3%	13.9%
Volatility from Nov 2003	11.8%	11.8%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.6

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

economy, while Nickel and Zinc reached record highs as short-term supplies remain tight.

Trading Style Analysis

Fourteen of the nineteen managers in the ACL Alternative were positive in November. FX trading was the most profitable trading style with most gains coming from long EUR positions against the USD helped also by long GBP and AUD exposure. Trendfollowing recorded a positive performance due to long exposure to grains and equities throughout November, while short positions in energy were loss-making into month-end. Macro traders were also able to capitalise on USD weakness in November, with long CHF exposure being the prime driver of performance. Despite some gains from long GBP and NZD Value trading was down slightly overall as the USD fell against lower-yielding currencies, especially the CHF. Short Term Systematic trading was also positive on the month as traders were able to benefit from increased volatility in FX markets into month-end.

Abbey Capital

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

Correlation Table

(Monthly Returns from December-2000 to November-2006)

	S&P 500	ACL Alternative Program USD Share Class A	ACL Global Program USD Share Class	MSCI World (gross local)
S&P 500	1.0	-0.3	0.8	1.0
ACL Alternative Program USD Share Class A		1.0	0.3	-0.3
ACL Global Program USD Share Class			1.0	0.8
MSCI World (gross local)				1.0

Source S&P 500, MSCI World. Bloomberg
The ACL Global Program consists of an international equities portfolio created by Abbey Capital, with an overlay invested in the ACL Alternative Fund (providing exposure to a group of external Alternative Investment Managers)

ACL Alternative Program USD Share Class A Cumulative Return - December 00 to November 06*


$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 invested in December 00 = $1,958
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
** Figure for November 06 is estimated**

* The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002

ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: November 06*


3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
-1.50%
Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

*The above graph shows gross figures, excluding interest and fees.

Fund Class	Inception Date
ACL Alternative Fund USD Share Class A	January 2002
ACL Alternative Fund Euro Share Class A	July 2004
ACL Alternative Fund USD Share Class B	July 2006
ACL Alternative Fund GBP Share Class B	January 2006

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

For further information in relation to this program, please contact the Product Support Team at Abbey Capital (email: productsupport@abbeycapital.com)

Abbey Capital limited is a limited liability company which provides investment management services to investors and is incorporated in Ireland under registered number 327102. The company is authorized by the Financial Regulator in Ireland under the Investment Intermediaries Act 1995. The company is also registered as a Commodity Pool Operator and Commodity Trading Advisor with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). While Abbey Capital has taken reasonable care to ensure that the sources of information herein are reliable, the company does not guarantee the accuracy or completeness of such data (and same may not be independently verified or audited). Opinion, estimates and projections are valid as on the date of this document and are subject to change without notice. Past performance figures contained in this document are not indicative of futures results. The information herein is not intended to and shall not in any way constitute an invitation to invest in any of the funds managed by Abbey Capital Limited. It is solely for information purposes and is subject to change without notice. This document and all of the information contained in it are proprietary information of Abbey Capital and under no circumstances may it be reproduced or disseminated in whole or in part without the prior written permission of Abbey Capital Limited. Pursuant to an exemption from the CFTC in connection with accounts of qualified eligible persons, this report is not required to be, and has not been, filed with the CFTC. The CFTC has not passed upon the merits of participating in any trading programs or funds promoted by Abbey Capital Limited, nor has the CFTC passed on the adequacy or accuracy of this report. Consequently, the CFTC has not reviewed or approved this report. Trading in futures is not suitable for all investors given its speculative nature and the high level of risk involved. The price or value of the investments to which this report relates, either directly or indirectly, may fall or rise against the interest of investors and can result in a total loss of initial investment. There are substantial risks to investing in managed futures funds, including that your ability to redeem interests of these funds is limited; that no secondary market exists to trade such interests; and that their high fees and expenses may completely offset any profits or gains.

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class A (in Base Currency)

30-Nov-06

Date	NAV
31-Oct-06	159.88
1-Nov-06	160.36
2-Nov-06	160.55
3-Nov-06	160.19
6-Nov-06	161.36
7-Nov-06	161.96
8-Nov-06	161.33
9-Nov-06	160.71
10-Nov-06	160.24
13-Nov-06	160.42
14-Nov-06	160.21
15-Nov-06	160.57
16-Nov-06	161.44
17-Nov-06	160.06
20-Nov-06	160.84
21-Nov-06	160.75
22-Nov-06	161.52
23-Nov-06	161.36
24-Nov-06	162.21
27-Nov-06	161.08
28-Nov-06	162.02
29-Nov-06	161.88
30-Nov-06	163.80